Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twentieth Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The twentieth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 28, 2015 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated April 13, 2015. Out of the Company’s eleven directors, eight directors attended the Meeting in person, including Lin Dairen and Miao Ping, executive directors of the Company; Miao Jianmin and Zhang Xiangxian, non-executive directors of the Company; and Bruce D. Moore, Anthony Francis Neoh, Chang Tso Tung and Huang Yiping, independent non-executive directors of the Company. Yang Mingsheng, chairman and executive director of the Company was on leave for business and authorized in writing, Lin Dairen, executive director of the Company, to preside the Meeting on his behalf and cast the votes for him; Su Hengxuan, executive director of the Company, and Wang Sidong, non-executive director of the Company, were on leave for business and authorized in writing, respectively, Miao Ping, executive director of the Company, and Zhang Xiangxian, non-executive director of the Company to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “Company Law”) and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Procedural Rules for the Board of Directors of the Company.

The Meeting was presided over by Director Mr. Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the First Quarter Report of the Company for the Year of 2015

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal on the Compensation Management Report of the Company for the Year of 2014

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal on the Appraisal Report of the “Twelfth Five-Year Plan” of the Company for the Year of 2014

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

4.	Passed the Proposal on Amendments to the AOA

The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval. Please see the attachment hereto for the proposed amendments to the AOA and its appendix.

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal on the Corporate Governance Report of the Company for the Year of 2014

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal on the Report of the Company’s Solvency and Capital Planning for the Year of 2014 in the Next Five Years

Voting result: 11 for, 0 against, with no abstention

7.	Passed the Proposal on the Pilot Measures for the Five-level Classification of Insurance Asset Risks of the Company

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal on the Self-appraisal Report on Internal Control of the Company for the Year of 2014

Voting result: 11 for, 0 against, with no abstention

9.	Passed the Proposal on the Overall Risk Management Report of the Company for the Year of 2014

Voting result: 11 for, 0 against, with no abstention

10.	Passed the Proposal on the Risk Preference Statement of the Company for the Year of 2015

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

April 28, 2015

Commission File Number 001-31914

Appendix:

Proposed Amendments to the AOA

1. Paragraph 2 of Article 10 of the AOA

Original clause:

The Company’s scope of business includes: personal insurance, health insurance, accident insurance and other personal insurance; reinsurance of personal insurance; the operation of funds as allowed by laws or regulations or approved by the State Council; various services, consulting and agency businesses relating to personal insurance; and other business as approved by the insurance regulatory authority of the PRC.

Reason to amend:

As the Beijing Branch of the China Securities Regulatory Commission has approved the Company’s qualification of securities investment in fund sales business and the inclusion of fund sales business in the business scope of the Company, this article shall be amended accordingly.

Revised clause:

The Company’s scope of business includes: personal insurance, health insurance, accident insurance and other personal insurance; reinsurance of personal insurance; the operation of funds as allowed by laws or regulations or approved by the State Council; various services, consulting and agency businesses relating to personal insurance; fund sales business; and other business as approved by the insurance regulatory authority of the PRC.

2. Paragraph 2 of Article 45 of the AOA

Original clause:

An application by a holder of domestic shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law.

Reason to amend:

As the serial numbering of the articles of the Company Law has been partially adjusted, relevant provisions of the AOA shall be amended accordingly.

Revised clause:

An application by a holder of domestic shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 143 of the Company Law.

3. Article 50 of the AOA

Original clause:

If any resolution of the shareholders’ general meeting or the Board meeting violates the laws or administrative regulations, the shareholders shall have the right to submit to a court to nullify such resolution.

If the convening procedures or voting methods for the shareholders’ general meeting or the Board meeting violate the laws, administrative regulations, the Articles of Association, or any content of the resolution thereof violates the Articles of Association, the shareholders shall have the right to submit to a court within sixty (60) days after such a resolution is made to revoke it.

Commission File Number 001-31914

Reason to amend:

The China Securities Regulatory Commission issued Rules for the General Meeting of Shareholders of Listed Companies (Revised in 2014) (Announcement [2014] No.46 of CSRC) and the original rules (Announcement [2014] No. 20 of CSRC) have been repealed. Accordingly, the AOA needs to be amended to include provisions in relation to protection of medium and small investors.

Revised clause:

If any resolution of the shareholders’ general meeting or the Board meeting violates the laws or administrative regulations, the shareholders shall have the right to submit to a court to nullify such resolution.

The controlling shareholder or actual controller of the Company shall not restrict or hinder medium and small investors from exercising their right to vote, or harm the legitimate interest of the Company or the medium and small investors.

If the convening procedures or voting methods for the shareholders’ general meeting or the Board meeting violate the laws, administrative regulations or the Articles of Association, or any content of the resolution thereof violates the Articles of Association, the shareholders shall have the right to submit to a court within sixty (60) days after such a resolution is made to revoke it.

4. Article 88 of the AOA

Original clause:

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Except otherwise required by laws or regulations, each share shall have one (1) vote.

Where a shareholder is, under the applicable listing rules as amended from time to time, required to abstain from voting on any particular resolution or to vote only for or restricted to only vote against any particular resolution, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted.

The same voting right shall only be exercised by one means, either through onsite voting or via internet or other voting means. If the same voting right is exercised in more than one means, the result of the first vote cast shall prevail.

The Board of Directors, independent directors, and shareholders who meet relevant requirements may solicit the voting rights from the shareholders of the Company.

Reason to amend:

The China Securities Regulatory Commission issued Rules for the General Meeting of Shareholders of Listed Companies (Revised in 2014) (Announcement [2014] No.46 of CSRC) and the original rules (Announcement [2014] No. 20 of CSRC) have been repealed. Accordingly, the AOA needs to be amended to include provisions in relation to voting by medium and small investors.

Commission File Number 001-31914

Revised clause:

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Except otherwise required by laws or regulations, each share shall have one (1) vote.

When the shareholders’ general meeting considers matters that could materially affect the interest of medium and small investors, the votes by medium and small investors shall be counted separately, and the results of such separate vote counting shall be disclosed promptly.

Where a shareholder is, under the applicable listing rules as amended from time to time, required to abstain from voting on any particular resolution or restricted to vote only for or against any particular resolution, any votes cast by or on behalf of such shareholder or his proxy in contravention of such requirement or restriction shall not be counted.

The same voting right shall only be exercised by one means, either through onsite voting or via internet or other voting means. If the same voting right is exercised in more than one means, the result of the first vote cast shall prevail.

The Board of Directors, independent directors, and shareholders who meet relevant requirements may solicit the voting rights from the shareholders of the Company.

5. Article 131 of the AOA

Original clause:

The Board of Directors, Supervisory Board or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors who shall be appointed upon being elected at the shareholders’ general meeting.

At least one-third of members of the Board of Directors of the Company shall be independent directors, including at least one (1) accounting professional.

Reason to amend:

The AOA needs to be further supplemented according to Article 10 of the Interim Measures for Administration of Independent Directors of Insurance Companies.

Revised clause:

The Board of Directors, Supervisory Board or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors who shall be appointed upon being elected at the shareholders’ general meeting, provided that each such shareholder may nominate only one (1) candidate for independent director.

At least one-third of members of the Board of Directors of the Company shall be independent directors, including at least one (1) accounting professional.

Commission File Number 001-31914

6. Item (8) of Article 172 of the AOA

Original clause:

(8) to initiate legal proceedings against any director or senior officer according to Article 152 of the Company Law;

Reason to amend:

As the serial numbering of the articles of the Company Law has been partially adjusted, relevant provisions of the AOA shall be amended accordingly.

Revised clause:

(8) to initiate legal proceedings against any director or senior officer according to Article 151 of the Company Law;

7. Article 258 of the AOA

Original clause:

The phrases “more than”, “within” and “below” herein for the numbers include the numbers indicated themselves, while the phrases “exceed”, “fall short”, “beyond”, “lower than” and “over” exclude the numbers indicated themselves.

Reason to amend:

The phrase “fall short” will not be included in the amended AOA, thus this clause needs to be amended to delete such phrase accordingly.

Revised clause:

The phrases “more than”, “within” and “below” herein for the numbers include the numbers indicated themselves, while the phrases “exceed”, “beyond”, “lower than” and “over” exclude the numbers indicated themselves.

Proposed Amendment to Procedural Rules for the Shareholders’ General Meetings of the Company (appendix to AOA)

8. Article 51 of the Procedural Rules for the Shareholders’ General Meeting

Original clause:

Except otherwise required by laws, regulations, governmental rules or the Articles of Association, a shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents, and each share shall have one (1) vote.

On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes is not required to cast all his votes for or against any particular resolution.

Commission File Number 001-31914

Reason to amend:

The China Securities Regulatory Commission issued Rules for the General Meeting of Shareholders of Listed Companies (Revised in 2014) (Announcement [2014] No.46 of CSRC) and the original rules (Announcement [2014] No. 20 of CSRC) have been repealed. Accordingly, the clause needs to be amended to include provisions in relation to voting by medium and small investors.

Revised clause:

Except otherwise required by laws, regulations, governmental rules or the Articles of Association, a shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents, and each share shall have one (1) vote.

When the shareholders’ general meeting considers matters that could materially affect the interest of medium and small investors, the votes by medium and small investors shall be counted separately, and the results of such separate vote counting shall be disclosed promptly.

On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes is not required to cast all his votes for or against any particular resolution.

Proposed Amendment to Procedural Rules for the Board of Directors of the Company (appendix to AOA)

9. Paragraph 3 of Article 14 of the Procedural Rules for the Board of Directors

Original clause:

The Board of Directors, Supervisory Board, Nomination and Remuneration Committee of the Board of Directors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors.

Reason to amend:

The clause needs to be further supplemented according to Article 10 of the Interim Measures for Administration of Independent Directors of Insurance Companies.

Revised clause:

The Board of Directors, Supervisory Board, Nomination and Remuneration Committee of the Board of Directors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors, provided that each such shareholder may nominate only one (1) candidate for independent director.

10. Article 98 of the Procedural Rules for the Board of Directors

Original clause:

The phrases “more than”, “within” and “below” herein for the numbers include the numbers indicated themselves, while the phrases “fall short”, “beyond”, “lower than”, “over” and “more than half of” exclude the numbers indicated themselves.

Commission File Number 001-31914

Reason to amend:

The phrase “fall short” will not be included in the amended Procedures Rules for the Board of Directors, thus this clause needs to be amended to delete such phrase accordingly.

Revised clause:

The phrases “more than”, “within” and “below” herein for the numbers include the numbers indicated themselves, while the phrases “beyond”, “lower than”, “over” and “more than half of” exclude the numbers indicated themselves.

Proposed Amendments to Procedural Rules for the Board of Supervisors (appendix to AOA)

11. Item (7) of Article 14 of the Procedural Rules for the Board of Supervisors

Original clause:

(7) to initiate legal proceedings against any director, president, vice president or other senior officer according to Article 152 of the Company Law;

Reason to amend:

As the serial numbering of the articles of the Company Law has been partially adjusted, relevant provisions of the AOA shall be amended accordingly.

Revised clause:

(7) to initiate legal proceedings against any director, president, vice president or other senior officer according to Article 151 of the Company Law;